United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

FEMSA Announces Redemption of Notes

Monterrey, Mexico, April 23, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that it has delivered a notice of full redemption to the holders of its outstanding 1.75% Senior Notes due 2023 (the “Notes”). The redemption date for the Notes will be May 23, 2021 (the “Redemption Date”).

The redemption price for the Notes will be the greater of (1) 100% of the principal amount of the Notes being redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on an annual basis (calculated using a 365-day year or 366-day year, as applicable, and the actual number of days elapsed) at the Bund Rate plus 30 basis points (the “Make-Whole Amount”), plus, in the case of (1) and (2), accrued and unpaid interest on the principal amount of such Notes to the Redemption Date and any Additional Interest due thereon. Notice of the determination of the Make-Whole Amount will be given to the holders of the Notes no later than the third Business Day preceding the Redemption Date.

Payment on the Notes will be made on the Business Day immediately preceding the Redemption Date by credit to the account of the Trustee, as paying agent for the Notes. The Trustee will cause funds to be paid to The Bank of New York Mellon, London Branch, as common depositary for Clearstream and Euroclear, for further payment to its participants. Because the Notes are held in book-entry form, payment of the Make-Whole Amount, plus accrued and unpaid interest, will be made directly to the registered holder, and the Notes will be surrendered in accordance with the Depositary’s procedures.

On the Redemption Date, the Make-Whole Amount, plus accrued and unpaid interest, will become due and payable. Interest on the Notes will cease to accrue on and after the Redemption Date.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2021

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/Eugenio Garza y Garza
Name:	Eugenio Garza y Garza
Title:	Director of Finance and Corporate Development